November 8, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Mexico City – November 13, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announced that in connection with the capital increase approved by the Shareholders Meeting dated October 2, 2013 (the “Shareholders Meeting”), after the expiration date of the preemptive rights granted to the shareholders, the Chairman of the Board of Directors, pursuant to the resolutions approved by the Shareholders Meeting, offered for subscription and payment 633,214,267 of the remaining unsubscribed Series “A”, Class II shares, at the same price offer to the shareholders of $0.96666667 pesos per share. The capital contribution in connection with this subscription was $612,107,127.32 pesos.

Additionally, the Chairman of the Board assigned 53,958,620 Series “A”, Class II, shares at the same price per share, equivalent to $52,160,000.00 pesos, which will be subscribed and paid during December 2013. Considering this last capital contribution, the capital increase will be of $2,229,977,858.74 pesos represented by 2,306,873,638 Series “A”, Class II shares, being this 74.4% of the capital increase approved by the Shareholders Meeting.

Maxcom informs that with the subscription and payment of the Series “A”, Class II shares mentioned above, the capital increase of the Company has been finalized; therefore, the remaining Series “A”, Class II shares will be kept in the treasury of the Company.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

November 8, 2013

For more information, please contact:

Rodrigo Wright

México, D.F., México

(52 55) 4770-1170

rodrigo.wright@maxcom.com

Forward-Looking Statements

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.